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EXHIBIT 4

SOMNUS MEDICAL TECHNOLOGIES, INC.
[Somnus to provide soft copy of Logo]
Letter To Stockholders

May 7, 2001

Dear Stockholders:

    We are pleased to inform you that, on May 4, 2001, Somnus Medical Technologies, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gyrus and Gyrus Acquisition, Inc., Gyrus' wholly owned subsidiary, providing for the acquisition of Somnus. Pursuant to the Merger Agreement, Gyrus Acquisition, Inc. has commenced a tender offer for all the outstanding shares of Somnus' common stock at $3.11 per share, net to the sellers in cash (the "Offer").

    Following the successful completion of the Offer, Gyrus Acquisition, Inc. will merge into Somnus (the "Merger"), and all the shares not purchased in the Offer will be converted into the right to receive $3.11 per share in cash in the Merger without interest. As a result of the Merger, Somnus will become a wholly owned subsidiary of Gyrus.

    YOUR BOARD OF DIRECTORS HAS (1) UNANIMOUSLY DETERMINED THAT EACH OF THE MERGER AGREEMENT AND THE OFFER ARE ADVISABLE, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY; AND (3) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF SOMNUS ACCEPT THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

    Enclosed with this letter is a copy of Somnus' Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed is the Offer to Purchase by Gyrus Acquisition, Inc., together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                      Very truly yours,

                      /s/ JOHN G. SCHULTE

                      John G. Schulte
                       President and Chief Executive Office

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EXHIBIT 4